SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

PROTOCOL AND JUSTIFICATION OF MERGER

The management of Companhia de Bebidas das Américas - AmBev, a listed corporation with headquarters in the City of São Paulo, State of São Paulo, Brazil, at Rua Dr. Renato Paes de Barros, 1.017, 4th floor (part), suites 41 and 42, Itaim Bibi, enrolled with the CNPJ/MF under No. 02.808.708/0001-07 (“AmBev”), pursuant to the special form foreseen in Article 224 of Law No. 6,404/76; and

The management of Goldensand – Comércio e Serviços, Sociedade Unipessoal Lda. (Zona Franca da Madeira), single shareholder limited liability company with headquarters at Edifício Marina Club, Avenida Arriaga, 73, 1st floor, suite 105, Sé parish, municipality of Funchal, Madeira Island, Portugal, enrolled with the Commercial Registry Office of the Free Trade Zone of Madeira Island under the sole enrollment and collective person number 511105193 (“Goldensand”), pursuant to the special form foreseen in Article 224 of Law No. 6,404/76 (“LSA”),

WHEREAS:

(i)	The merger of Goldensand into AmBev, as set forth hereof (“Merger”), will result, among other advantages, in operation simplification and cost reduction to both companies; and

(ii)	AmBev is, on the date hereof, holder of the sole share representing the capital stock of Goldensand;

HAVE AGREED to execute this Protocol and Justification, in accordance with the following terms and conditions:

1. Reasons for the Transaction.

1.1. The Merger is part of the ongoing process of simplification of the corporate structure of which AmBev and its controlled companies are part and that already resulted in the merger of other companies into AmBev.  The Merger will result, as mentioned above, among other advantages, in operational simplification and costs reduction to both companies.

1.2. AmBev will continue to dedicate itself to the production and commercialization of beer, concentrates, soft drinks and other drinks.

2. Basis of the Merger.

2.1. The Merger shall be carried out in such a manner that AmBev receives for their respective book values, the provisions of paragraph 3 of Article 226 of LSA not being applicable thereto, the totality of the assets, rights and obligations of Goldensand, without there being, however, increase or reduction of AmBev’s net worth, to the extent that Goldensand’s net worth is already totally reflected on AmBev’s net worth due to the application of the equity accounting method, as set forth in AmBev’s balance sheet as of December 31st, 2008, which is attached hereto as Exhibit 2.1.

2.2. Additionaly, the value of R$363,068,289.89 (three hundred and sixty three million, sixty eight thousand, two hundred and eighty nine Brazilian reais and eighty nine cents), which correspond to the premium paid by AmBev on the acquisition of Goldensand based on expectation of future gain will be, following the merger, amortized by AmBev for tax purposes according to the terms of the applicable tax legislation and with no issuance of new shares.

3. Exchange ratio, number and type of shares to be delivered to Goldensand’s shareholders and shares’ rights.

3.1. Since AmBev holds the sole share representing Goldensand’s capital stock, there will not be other shareholders, minority or not, on the merged company, other than AmBev itself.

3.2. Therefore, since there will be no modification in the net worth of AmBev, there will neither be issuance of new shares, reason why the establishment of any exchange ratio will not be necessary.

3.3. In view of the above, Goldensand, at the end of the transaction, will be extinguished and its sole share duly cancelled, not being attributed any shares issued by AmBev in exchange of shareholders rights.

3.4. It is suggested that the valuation referred to in Article 264 of LSA be dismissed, as it would solely represent a cost to be borne by AmBev, with no practical consequence, to the extent that (i) there are no shareholders, minority or not, on the merged company, other than AmBev itself; (ii) there will be no capital increase or reduction; (iii) there will be no establishment of any share exchange ratio which could be the object of comparison; and (iv) there will be no determination of any reimbursement value, for the reasons exposed above.

3.5. There are no shareholders on the merged company other than AmBev itself, reason why no reimbursement of dissenting shareholders will be due.

3.6. AmBev will request the Comissão de Valores Mobiliários’ (“CVM”) agreement concerning the understanding mentioned on item 3.4 that there is no need for the preparation of the valuation referred to in Article 264 of LSA.

4. Criterion to appraise Goldensand’s equity and treatment of equity variations.

4.1. The net worth of Goldensand will be merged taking into account the book value, the provisions of paragraph 3 of Article 226 of LSA not being applicable thereto, based on the elements of the audited balance sheet issued on the reference-date of December 31st, 2008 (the “Reference-Date”), with due observance to the criterion of Law No. 6,404/76 and to the laws and regulations of the securities market and major accounting principles applicable in Brazil, and based on the appraisal report already prepared by APSIS Consultoria Empresarial Ltda. (“APSIS”), which sets forth that the net worth of Goldensand on the Reference-Date, amounts at least the negative amount of R$114,069,574.71 (one hundred and fourteen million, sixty nine thousand, five hundred and seventy four Brazilian reais and seventy one cents).

4.2. Equity variations verified from the Reference-Date until the date in which the Merger becomes effective will be allocated to AmBev.

5. Change in AmBev’s capital stock and composition of the capital stock following the Merger.

5.1. Since the Merger involves controlled and controlling companies, the provision of paragraph 1 of Section 226 of LSA should apply, therefore the sole share representing the capital stock of Goldensand held by AmBev will be cancelled.

5.2. As there will be no increase or reduction in the net worth and, consequently, no issuance of new shares as a result of the Merger, the composition of AmBev’s capital stock will remain unchanged. AmBev’s by-laws remaining equally unchanged.

6. Appointment of the Specialized Company.

6.1. AmBev’s administrators appointed APSIS as the specialized company to proceed with the appraisal of Goldensand’s net worth to be transferred to AmBev as a result of the transaction described in the Protocol and Justification, which has informed, in connection with its practice that (i) it has no actual or possible conflict or pooling of interests with the Companies’ controlling shareholders, with AmBev itself, in its quality of sole controlling shareholder of Goldensand or against AmBev’s minority shareholders, or, still, regarding the Merger itself; and (ii) the controlling shareholders or the management of both AmBev and Goldensand have not directed, limited, put difficulties or performed any act that have or may have jeopardized the access, use or knowledge of information, assets, documents or work methods relevant for the quality of the conclusions in connection therewith.

6.2. Such appointment is conditioned to ratification by AmBev’s shareholders’ general meeting that examines this Protocol and Justification, according to the provisions of paragraph 1 of Article 227 of the LSA.

7. Reimbursement of Goldensand’s dissenting shareholders.

7.1. As there are no shareholders in the merged company other than AmBev itself, no reimbursement of dissenting shareholders will be due.

8. Extinction of Goldensand.

8.1. Upon completion of the Merger, Goldensand will be extinguished and succeeded by AmBev in all of its assets, rights and obligations.

9. General Provisions.

9.1. The present Protocol and Justification of Merger and the audited financial statements used to calculate Goldensand’s net worth on the Reference Date, as well as the other documents referred to in Article 3 of CVM’s Normative Ruling No. 319 of December 3rd, 1999, will be available, as from the date of publication of the press release set forth in the referred CVM’s Normative Ruling No. 319 of December 3rd, 1999, at AmBev’s headquarters, on the Internet – www.ambev-ir.com, and on the websites of CVM (www.cvm.gov.br) and BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (São Paulo Stock Exchange) (www.bovespa.com.br), through the periodic information system (IPE).

9.2. AmBev’s listed company registration with the CVM will be maintained.

9.3. The management of AmBev will be incumbent upon performing all acts required for the implementation of the Merger. All costs and expenses resulting from the implementation of the Merger will be borne by AmBev.

9.4. Corporate Acts. The following acts will occur: (a) AmBev’s Shareholders’ Extraordinary General Meeting to approve the present Protocol and Justification of Merger, ratify the appointment of the specialized company, approve the appraisal report referred to in item 4.1 above and the consummation of the Merger; and (b)  Goldensand’s corporate acts necessary to approve the transaction object of this Protocol and Justification, according to the laws of the Portuguese Republic, including the Project of Merger, drafted according to the relevant rules of Potuguese Law, document which is attached hereto as Exhibit 9.4, in compliance with Portuguese laws.

This Protocol and Justification is ruled by the laws of the Federative Republic of Brazil. The parties hereby elect the courts of the City of São Paulo, State of São Paulo to resolve any dispute arisen from this Protocol and Justification, to the exception of any other court, no matter how privileged it may be.

IN WITNESS WHEREOF, THE PARTIES HAVE EXECUTED THIS INSTRUMENT IN 3 (THREE) COUNTERPARTS OF SAME FORM AND CONTENT, TOGETHER WITH THE UNDERSIGNED WITNESSES.

São Paulo, February 20th, 2009

Companhia de Bebidas das Américas – AmBev:

/s/ Victório Carlos De Marchi	/s/ Marcel Herrmann Telles
Director	Director

/s/ Roberto Moses Thompson Motta	/s/ Vicente Falconi Campos
Director	Director

/s/ Roberto Herbster Gusmão	/s/ José Heitor Attilio Gracioso
Director	Director

/s/ Luis Felipe Pedreira Dutra Leite	/s/ João Mauricio Giffoni de Castro Neves
Director	Officer

/s/ Nelson José Jamel	/s/ Ricardo Tadeu Almeida Cabral de Soares
Officer	Officer

/s/ Pedro de Abreu Mariani	/s/ Carlos Eduardo Klützenschell Lisboa
Officer	Officer

/s/ Nicolás Ernesto Bamberg	/s/ Michel Dimitrios Doukeris
Officer	Officer

/s/ Milton Seligman	/s/ Ricardo Manuel Frangatos Pires Moreira
Officer	Officer

/s/ Rodrigo Figueiredo de Souza
Officer

Goldensand – Comércio e Serviços, Sociedade Unipessoal Lda. (Zona Franca da Madeira):

/s/ Pedro de Abreu Mariani	/s/ Silvio José Morais
Manager	Manager

Witnesses:

1.	/s/ Tiago Antônio Pereira
Name: Tiago Antônio Pereira
ID: 29368402-9
CPF/MF: 222.119.868-97

2.	/s/ Isabela Gerjoi Bezerra de Souza
Name: Isabela Gerjoi Bezerra de Souza
ID: 14277506X
CPF/MF: 252.511.148-69

Exhibit 2.1 to the Protocol and Justification of Merger of Goldensand – Comércio e Serviços, Sociedade Unipessoal Lda. (Zona Franca da Madeira)

AmBev’s Balance Sheet as of December 31st, 2008

Exhibit 9.4 to the Protocol and Justification of Merger of Goldensand – Comércio e Serviços, Sociedade Unipessoal Lda. (Zona Franca da Madeira)

Project of Merger executed between Companhia de Bebidas das Américas – AmBev and Goldensand – Comércio e Serviços, Sociedade Unipessoal Lda. (Zona Franca da Madeira) –  in compliance with Portuguese laws

PORTUGAL

Merger Project Goldensand - AmBev

1	Presentation and Introductory Report to the Merger Project

1.1	Framework

The present Merger Project was jointly drafted by the participating companies, the company “Companhia de Bebidas das Américas – AmBev” (“AmBev”), incorporated under Brazilian law, and the company “Goldensand – Comércio e Serviços, Sociedade Unipessoal Lda. (Zona Franca da Madeira)” (“Goldensand”), incorporated under Portuguese law.

Being a Merger Project, this document was drafted in accordance with and for the purposes of Article 97 and subsequent articles of the Portuguese Companies Code (“PCC”), which apply to the company incorporated under Portuguese law, Goldensand. The present Merger Project was jointly drafted by the management of Goldensand and the directors of AmBev (hereinafter jointly referred to as “Participating Companies”).

1.2	Tenure of the merger and formalization

As mentioned above, the merger at hand is a cross-border merger, involving two companies incorporated under distinct legal systems – Brazil and Portugal. Thus, in order for the merger to be equally valid and effective in both countries, the Participating Companies wish to assure the cumulative compliance with the formalities foreseen both in the Brazilian and Portuguese legislation applicable to mergers or integration of companies.

In this context, the Merger Project prepared by the management of the Participating Companies was drafted in light of the PCC, although the “Protocol and Justification of Merger”, which is an integrant part of the Merger Project in addition to the legally due balance sheets, has been drafted in light of the relevant rules of Brazilian law. The document is unique and indivisible, being its integral version the Merger Project submitted to registration.

The management of the Participating Companies proposes the cross-border merger of Goldensand into AmBev, in the type stipulated in Article 97, no. 4, item a) of the PCC, by means of which there will be the global transfer of assets from Goldensand (“Transferor Company”) to AmBev (“Transferee Company”).

For the purposes described above, the management bodies of the Participating Companies prepared the present Merger Project and respective annexes.

In respect to the Portuguese legislation, this merger is concluded under the legal regime set forth in article 116 of the PCC, since the Transferee Company holds 100% of the share capital and voting rights of the Transferor Company. Both Participating Companies wish to submit the Merger Project to the approval of the respective shareholders’ meetings. The due summoning notices will be published in accordance with the applicable rules.

The shareholders and creditors of the Participating Companies are informed that all  documentation related to the merger required under article 101 of the PCC may be consulted in the registered offices of the Participating Companies as from the date of publication of the shareholders’ meeting summoning notice.

The merger intended to be carried out and the selected type – global transfer of the assets of Goldensand to AmBev –, which will result in the extinction of the Transferor Company is, in the view of the management of the Participating Companies, perfectly justified, fundamentally for restructuring and corporate simplification reasons and economic efficiency, all mentioned and detailed in this Merger Project.
In face of the above, this Merger Project is submitted for the due legal purposes, notably its approval by the shareholders of the Participating Companies.

The Management of “Companhia de Bebidas das Américas – AmBev”:

/s/ Victório Carlos De Marchi	/s/ Marcel Herrmann Telles
Director	Director

/s/ Roberto Moses Thompson Motta	/s/ Vicente Falconi Campos
Director	Director

The Management of “Companhia de Bebidas das Américas – AmBev”:

/s/ Roberto Herbster Gusmão	/s/ José Heitor Attilio Gracioso
Director	Director

/s/ Luis Felipe Pedreira Dutra Leite	/s/ João Mauricio Giffoni de Castro Neves
Director	Officer

/s/ Nelson José Jamel	/s/ Ricardo Tadeu Almeida Cabral de Soares
Officer	Officer

/s/ Pedro de Abreu Mariani	/s/ Carlos Eduardo Klützenschell Lisboa
Officer	Officer

/s/ Nicolás Ernesto Bamberg	/s/ Michel Dimitrios Doukeris
Officer	Officer

/s/ Milton Seligman	/s/ Ricardo Manuel Frangatos Pires Moreira
Officer	Officer

/s/ Rodrigo Figueiredo de Souza
Officer

The management of “Goldensand – Comércio e Serviços, Sociedade Unipessoal Lda. (Zona Franca da Madeira)”:

/s/ Pedro de Abreu Mariani	/s/ Silvio José Morais
Manager	Manager

2	Merger Project

2.1	Type, reasons, conditions and purposes of the merger – Article 98, no. 1, item a) of the PCC

2.1.1	Type

The merger will be carried out in the type foreseen in Article 97, no. 4, item a) of the PCC, by means of the global transfer of the assets of Goldensand to AmBev, which holds 100% of the share capital of Goldensand. The projected merger will cause the extinction of the company Goldensand.

2.1.2	Reasons / Purposes

The projected merger is aimed at the reorganization of the group in which the Participating Companies are part.

Since the Transferor Company is 100% controlled by the Transferee Company, the respective management bodies understand that the projected merger will promote an operational simplification of the corporate structure in which AmBev and its subsidiaries are part, thus contributing to the decrease of the costs resulting from the maintenance of two independent companies, in addition to the multiplication of the administrative work and obligations, notably accounting and fiscal, caused by the duplication that such structures carry with them.

In the other hand, the merger will allow the concentration of the Transferor Company’s synergies into the Transferee Company, optimizing the existing resources, thus contributing to a more efficient management of the corporate activity, what is essential to allow the competitiveness needed in face of the current market situation.

In light of the above, the merger of the Participating Companies was deemed convenient as a way to enhance the referred synergies and optimize the organizational structure of the group.

Considering all the indicated reasons, there will be, by means of the projected merger, a global transfer of all assets, rights and liabilities of the Transferor Company to the Transferee Company, with the consequent extinction of the former, which will simplify the organic structure. The merger is therefore justified by economic efficiency and corporate restructuring reasons.

2.2	Corporate name, registered office, amount of share capital and commercial registration number of each of the companies – Article 98, no. 1, item b) of the PCC

2.2.1	Transferee Company:

“Companhia de Bebidas das Américas – AmBev”, a public company, with headquarters in the city of S. Paulo, State of São Paulo, Brazil, at Rua Dr. Renato Paes de Barros, 1.017, 4th floor (part), blocks 41 and 42, Itaim Bibi, enrolled with the CNPJ/MF under number 02.808.708/0001-07, with the share capital of 6.601.989.538,43 Reais (six billion, six hundred and one million, nine hundred and eighty nine thousand and five hundred and thirty eight reais and forty three cents).

2.2.2	Transferee Company:

“Goldensand – Comércio e Serviços, Sociedade Unipessoal Lda. (Zona Franca da Madeira)”, single shareholder limited liability company, with headquarters at Edifício Marina Club, Avenida Arriaga, no.  73 – 1st floor, room 105, parish of Sé, district of Funchal, Madeira, Portugal, enrolled with the Commercial Registry Office of Zona Franca da Madeira under the sole number of registration and identification 511105193, with the share capital of € 63.696.602,63 (sixty three million, six hundred and ninety six thousand, six hundred and two Euros and three cents).

2.3	Stakeholding that any of the companies may have in the share capital of the others – Article 98, no. 1, item c) of the PCC

AmBev currently holds 100% of the share capital of Goldensand.

2.4	Balance sheet of each of the Participating Companies – Article 98, no. 1, item d) of the PCC

The balance sheets of AmBev and Goldensand as of December 31, 2008 are attached to the present Merger Project as Annexes 1 and 2 respectively, and contain, notably, the value of the assets and liabilities to be transferred to the Transferee Company.

2.5	Stakeholdings to be granted to the shareholders of the Transferee Company and exchange ratios of the stakeholdings – Article 98, no. 1, item e) of the PCC

Taking into account that the sole shareholder of Goldensand is AmBev, no shares will be granted to the shareholders of Goldensand, reason why the provisions of Article 98, no. 1, item e) of the PCC are not applicable to the projected merger.

2.6	Project of amendment of the articles of association of the Transferee Company – Article 98, no. 1, item f) of the PCC

According to the above mentioned, the company Goldensand will be extinct as a result of the projected merger, with the articles of association of AmBev remaining unchanged (“by-laws”).

2.7	Protection measures of third party rights to have a share in the revenue of the company – Article 98, no. 1, item g) of the PCC

There are no non-shareholders third parties in the Participating Companies entitled to a share in the revenues of the companies, and therefore this provision is not applicable to the projected merger.

2.8	Modalities of protection of creditors’ rights – Article 98, no. 1, item h) of the PCC

Taking into account that the assets of the Participating Companies will remain intact, the rights of the creditors of these companies will not be affected by the merger.

Hence, the Participating Companies deem unnecessary to stipulate a special type of protection to their creditors, except for those which are mandatory by law, namely the opposition right set forth in Article 101-A of the PCC.
Considering that, by means of the projected merger, all rights and obligations of the Transferor Company are transferred to the Transferee Company, the legal position of all creditors is deemed safeguarded.

2.9	Effective date of the merger from an accounting point of view – Article 98, no. 1, item i) of the PCC

The transactions of the Transferor Company will be considered, from an accounting point of view, as carried out by the Transferee Company as from December 31, 2008.

2.10	Rights assured by the transferee company to the shareholders of the transferor company or to those who have special rights – Article 98, no. 1, item j) of the PCC

The by-laws of the Transferor Company do not grant any special rights to the shareholders and therefore this requirement is not applicable to the present merger.

2.11
Special benefits granted to experts who participate in the merger and to the members of the management or supervisory bodies of the companies participating in the merger – Article 98, no. 1, item l) of the PCC

No special benefits are granted to the experts who participate in the present merger, nor to the members of the management and supervisory bodies of the Participating Companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial Officer and Investor Relations